NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road – Suite 107-762

Flower Mound, Texas 75022

940-367-6154

July 16, 2021

Karina Dorin

Staff Attorney

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pharmagreen Biotech Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 22, 2021
Commission File No. 024-11505

Dear Ms. Dorin:

This is in response to the letter of comment of the Staff dated July 9, 2021, relating to the captioned Offering Statement on Form 1-A of Pharmagreen Biotech Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Amendment No. 1 to Offering Statement on Form 1-A

General

1.  Please revise your offering circular, including your offering circular summary and risk factors, to clarify your plan of operations, including whether you intend to conduct operations in the United States and Canada. For example, we note your disclosure on page 9 that your planned biotech complex business is structured to comply with the Cannabis Act (Canada), and your disclosure on page 11 that you will continue to be focused on your facility in British Columbia for the foreseeable future. Similarly, we note your disclosure on page 10 that your product will only be sold in Canada under the Cannabis Act. However, we also note your disclosure on page 24 regarding your plans to construct a biotech complex in Nevada, and note your disclosure that your management decided to shift your focus to locations outside of Canada, in particular in the U.S.

Please be advised that, in response to such comment, disclosure in the Offering Circular, including in the Summary and Risk Factors sections, has been revised to clarify that the Company’s plan of operation includes operations only in the United States. The Company’s prior plan for operations in Canada have been abandoned.

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2.  We note your revised disclosure in response to prior comments 3 and 11 and reissue them in part. Please revise your disclosure to specifically state whether you believe your planned operations will be subject to the Controlled Substances Act of 1970 and involve any non-hemp cannabis with more than 0.3 percent THC under the Farm Bill of 2018. We note your disclosure that your near-term focus will be on setting up an extraction facility for hemp biomass and a tissue culture lab for producing an initial stock of tissue cultures for high-CBD hemp starter plantlets. Please also expand your disclosure to describe the material provisions of the USDA’s Final Rule that was effective March 22, 2021 on page 11 of your offering statement.

Please be advised that, in response to such comment, clarifying disclosure has been added to “Risk Factors—Changes to federal laws pertaining to hemp could have an adverse effect on our company’s operations” and “Business—U.S. Government Regulation” in the Offering Circular.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

	By:	/s/ ERIC NEWLAN
Eric Newlan
Managing Member

cc: Pharmagreen Biotech Inc.

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